Old Tricks are the Best Tricks

Performance Improvement Journal, published by
International Society for Performance Improvement


When using technology to train human behavior...
Old Tricks Are the Best Tricks
Repurposing programmed instruction in the mobile, digital age
Robert Feeney
Co-Founder
Knowledge As A Service
KAAS

Groundbreaking Results

In the SmartCurrents trial (DTE Energy, 2014), Ringorang recorded an average of nine minutes *per month* of interaction between customers and the energy provider's information when delivered through Ringorang. This level of engagement was mirrored by that of the Nevada Dynamic Pricing Trial (NV Energy, 2015) which ran an identical cadence of content delivery to that of the DTE Energy (2014) trial. Compared to the data from the Accenture (2013) report, this represents a 1,200% increase in engagement over the norm. The UT Austin study (Beck et al., 2016) showed users engaging for 18 minutes over two weeks of Ringorang engagement, an even deeper commitment of consumer attention than shown by the NVE and DTE studies, with the following exception. During the

most of them I was doing wrong" and "I think we should continue with the game or we'll get lax and go back to our bad behavior." Proving that the appeal to seniors was not isolated to the NVE study, Ringorang has been used repeatedly by the largest association for seniors in the United States—AARP—to engage their members with important tips about family caregiving and job seeking (see Figure 6).

Both the NV Energy (2015) and the DTE Energy (2014) studies showed users achieving over 90% competency across 13 topics related to saving energy, engaging with an average of 11 different educational pieces per month. In the studies, which lasted six months and eight months, respectively, results showed that treatment groups which were provided Ringorang education and no other home-control or monitoring technologies (such as programmable thermostats or in-home display units)

DTE's Smartcurrents Dynamic Pricing Trial

U.S. Department of Energy

90% recall

Participants typically reached 90% accuracy or above on each of 13 subjects after repeat deliveries of the curriculum.

DTE Final Report August 15, 2014 22

The program was delivered in two cycles. Cycle 1 launched in early April and ran 17 weeks, wrapping up in August 2013. Cycle 2 ran between September and December 2013. The Cycle 2 games condensed the curriculum from Cycle 1, eliminated some subjects that scored especially high, and included some minor adjustments to questions based on the results of Cycle 1. A majority of the Cycle 1 participants returned to repeat the curriculum in Cycle 2

DTE Final Report August 15, 2014 21


DTE Energy
SmartCurrents
DYNAMIC PEAK PRICING PILOT
Final Evaluation Report
SGIG Project No. 10OE000146
August 15, 2014

Nevada Dynamic Pricing Trial

U.S. Department of Energy

Changed behaviors stick

In the South, there were 880 participants who were engaged with the education treatment compared to 578 participants who were not. We find that there were statistically significant differences in PEAK usage between participants in the South who were and were not engaged with the education treatment. The engaged participants in the South used 8% less PEAK electricity than non-engaged participants in the South in both years.

Although the PLW game was only active for the first six months of Program Year 1, we find that the decreases in PEAK usage for those who engaged with the treatment persisted for both years of the NDPT.



NV ENERGY

Nevada Dynamic Pricing Trial Final Report

An evaluation of NV Energy's Choose When You Use Program

October 2015

This report is a final evaluation of NV Energy's two-year Nevada Dynamic Pricing Trial. It details the recruitment, reenlistment and transition of the program from March 2013 to February 2015. This project is based upon work supported by the Department of Energy under Project Number DE-OE0000205.

DTE's Smartcurrents Dynamic Pricing Trial

Georgetown Utilities Report delivered to DTE Energy on US Dept of Energy Trial

6 – 10 times the engagement

Another contextual comparison might be page views achieved on the CBS web portal, which averaged approximately 430 monthly, in general and during the course of PLW play in Cycle 1. We might compare that page-view volume with the number of questions played on the PLW by Ringorang® app, ***which averaged over 5,300 monthly in Cycle 1, more than 12 times higher than the web portal page views.***

Figure 25.0

Comparing Volume of Interactions by Communication Channel



6000
5000
4000
3000
2000
1000
0
Average Monthly Interactions
(1,400 participants)
Cycle 1 interactions (4 months)
Comparing SmartCurrents CBS Channels
SmartCurrents website pageviews
SmartCurrents eNewsletter emails opened
PLW Ringorang® questions answered

[17] Keep in mind also, that "Open Rate" tracks only customers who viewed the email with its images. And a more likely open rate is 1 – 5% higher to account for recipients who viewed text only or used the preview pane. Stats provided here are the recorded opens, and do not reflect the "more likely 1-5% higher rate.

[18] Further contrast: 18 newsletters were delivered over 18 months, whereas 189 Ringorang questions were delivered over four months.

[19] In order to establish context, "Open Rate" when comparing email engagement with Ringorang® engagement, it is important to note that Open Rate suggests a certain level of attention has been paid to the email in the user's inbox; however there is no certainty that the content has been read, unless the user has clicked through an embedded link in the email. The average click through rate on the CBS eNewsletter during Cycle 1 was 9% and total click through rate since inception was 12%.

87 Confidential



Pilot Delivered for Large Midwestern Utility:
"Play-Learn-Win"
Customer Education Program
Featuring
Ringorang® Engagement and Retention Software
FINAL REPORT
PLAY>LEARN>WIN
Learn a little. Save a lot.
VERGENCE ENTERTAINMENT LLC
GLENDALE, CA 91203
and sub-contractor
GEORGETOWN UTILITIES, LLC
NEW HUDSON, MI
APRIL 16, 2014

DTE's Smartcurrents Dynamic Pricing Trial

Georgetown Utilities Report delivered to DTE Energy on US Dept of Energy Trial

6 – 10 times the engagement

The average participant game time was between 5 - 7 minutes per game. Typically each game lasted one week (29 of 30 were one week; one of 30 was 2 weeks) delivering an average of 11 questions per game. The average participant game time records how much time in the aggregate a participant spends on the curriculum. This measurement indicates that ***most participants invested, on average, five interactive minutes or more per month, making 11 or more energy-related decisions every month by reviewing clues, answering questions and learning from insights, one at a time.*** A commonly accepted average in the energy industry is that utility customers in the U.S. spend approximately nine minutes per year engaging with their utility, typically at bill time[20]. By that measurement, a majority of PLW participants were spending considerably more time – in fact a minimum of ***600% as much time*** – engaging with energy related information in the PLW program over the course of four months in comparison with that accepted industry average of nine minutes per year.

It is clear that the Ringorang® format provides unique metrics for engagement and learning. Although the comparisons with traditional digital media metrics (such as website page views and email open rates) are not one-to-one, it is evident that Ringorang® provides a degree of measurable interactivity that is substantially higher in volume and frequency than these other digital modalities by comparison.

[20] *Actionable Insights for the New Energy Consumer* ~ Accenture end-consumer observatory 2012


Pilot Delivered for Large Midwestern Utility:
"Play-Learn-Win"
Customer Education Program
Featuring
Ringorang® Engagement and Retention Software
FINAL REPORT
PLAY>LEARN>WIN
Learn a little. Save a lot.
EMAIL
apps
VERGENCE ENTERTAINMENT LLC
GLENDALE, CA 91203
and sub-contractor
GEORGETOWN UTILITIES, LLC
NEW HUDSON, MI
APRIL 16, 2014